_______________________________________________________________________________
_______________________________________________________________________________

                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
       For the fiscal year ended December 31, 1993

                                                OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]
       For the transition period from ___________ to ____________



Commission file number 1-7850


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:


                            SOUTHWEST GAS CORPORATION

                 5241 Spring Mountain Road, Post Office Box 98510
                           Las Vegas, Nevada 89193-8510
                                  (702) 364-3104

_______________________________________________________________________________
_______________________________________________________________________________

FINANCIAL STATEMENTS AND EXHIBITS.


Listed below are all financial statements and exhibits filed as part of this annual report:

  (a) Financial statements, including statements of financial condition as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1993 and notes to financial statements, together with the report thereon of Arthur Andersen & Co., independent public accountants (Pages 4-16).

  (b)  Consent of Arthur Andersen & Co., independent public accountants.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Employees' Investment Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                      SOUTHWEST GAS CORPORATION
                      EMPLOYEES' INVESTMENT PLAN





                                By   /s/ MICHAEL O. MAFFIE
                                     _________________________
                                     Michael O. Maffie
                                     Director, President and
                                     Chief Executive Officer
                                     Southwest Gas Corporation


Dated:  June 28, 1994

                            SOUTHWEST GAS CORPORATION

                            EMPLOYEES' INVESTMENT PLAN




                               FINANCIAL STATEMENTS


                         AS OF DECEMBER 31, 1993 AND 1992
                         AND FOR EACH OF THE THREE YEARS
                      IN THE PERIOD ENDED DECEMBER 31, 1993


                          TOGETHER WITH AUDITORS' REPORT

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employees' Investment Plan Committee,
     Southwest Gas Corporation:

We have audited the accompanying statements of financial condition of the SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN (the Plan) as of
December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1993 and 1992, and its income and changes in plan equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held at December 31, 1993, and reportable transactions for the year ended December 31, 1993, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                              ARTHUR ANDERSEN & CO.

Las Vegas, Nevada
April 5, 1994

                                                    SOUTHWEST GAS CORPORATION
                                                    EMPLOYEES' INVESTMENT PLAN
                                                 STATEMENT OF FINANCIAL CONDITION
                                                         DECEMBER 31, 1993

                                                                                                            PARTICIPANT
                                                 FUND A       FUND B      FUND C      FUND D      FUND E       LOANS       TOTAL
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
ASSETS

Investments, at market value (Notes 2 and 3):

  Southwest Gas Corporation-Common stock       $34,513,072  $        -  $        -  $        -  $        -  $        -  $34,513,072
  Mutual fund                                            -   9,414,110           -           -           -           -    9,414,110
  Money market fund                                      -           -   2,179,766           -           -           -    2,179,766
  Fixed income fund                                      -           -           -   2,126,073           -           -    2,126,073
  Window guaranteed return contract                      -           -           -           -   1,393,856           -    1,393,856
  Temporary cash investments                           550         129         592         551           -      34,907       36,729
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
                                                34,513,622   9,414,239   2,180,358   2,126,624   1,393,856      34,907   49,663,606
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------

Notes receivable (Note 4)                                -           -           -           -           -   2,500,389    2,500,389
Dividends & interest receivable                        375          13       5,770       9,606           2          84       15,850
Contributions receivable:
  Southwest Gas Corporation                         73,654           -           -           -           -           -       73,654
  Participants                                     111,296      64,291      10,535      12,981      10,110           -      209,213

Payable for assets acquired                              -           -      (5,766)     (9,602)          -           -      (15,368)
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
                                               $34,698,947  $9,478,543  $2,190,897  $2,139,609  $1,403,968  $2,535,380  $52,447,344
                                               ===========  ==========  ==========  ==========  ==========  ==========  ===========

PLAN EQUITY

Plan equity, at market value (Note 6)          $34,698,947  $9,478,543  $2,190,897  $2,139,609  $1,403,968  $2,535,380  $52,447,344
                                               ===========  ==========  ==========  ==========  ==========  ==========  ===========

The accompanying notes are an integral part of this statement.

                                                    SOUTHWEST GAS CORPORATION
                                                    EMPLOYEES' INVESTMENT PLAN
                                                 STATEMENT OF FINANCIAL CONDITION
                                                         DECEMBER 31, 1992

                                                                                                            PARTICIPANT
                                                 FUND A       FUND B      FUND C      FUND D      FUND E       LOANS       TOTAL
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
ASSETS

Investments, at market value (Notes 2 and 3):

  Southwest Gas Corporation-Common stock       $27,013,608  $        -  $        -  $        -  $        -  $        -  $27,013,608
  Mutual fund                                            -   6,347,846           -           -           -           -    6,347,846
  Money market fund                                      -           -   2,107,034           -           -           -    2,107,034
  Fixed income fund                                      -           -           -   1,779,434           -           -    1,779,434
  Window guaranteed return contract                      -           -           -           -   1,286,573           -    1,286,573
  Temporary cash investments                       166,103      49,608      13,398      14,138      25,757      59,584      328,588
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
                                                27,179,711   6,397,454   2,120,432   1,793,572   1,312,330      59,584   38,863,083
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------

Notes receivable (Note 4)                                -           -           -           -           -   1,835,132    1,835,132
Dividends & interest receivable                        536     299,151       4,755       9,784          22         125      314,373
Contributions receivable:
  Southwest Gas Corporation                         65,248           -           -           -           -           -       65,248
  Participants                                      91,836      48,596      12,445      12,644           -           -      165,521

Payable for assets acquired                              -           -      (4,740)    (16,169)    (25,757)          -      (46,666)
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
                                               $27,337,331  $6,745,201  $2,132,892  $1,799,831  $1,286,595  $1,894,841  $41,196,691
                                               ===========  ==========  ==========  ==========  ==========  ==========  ===========

PLAN EQUITY

Plan equity, at market value (Note 6)          $27,337,331  $6,745,201  $2,132,892  $1,799,831  $1,286,595  $1,894,841  $41,196,691
                                               ===========  ==========  ==========  ==========  ==========  ==========  ===========

The accompanying notes are an integral part of this statement.
<PAGE 7>

                                                    SOUTHWEST GAS CORPORATION
                                                    EMPLOYEES' INVESTMENT PLAN
                                          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                   YEAR ENDED DECEMBER 31, 1993

                                                                                                            PARTICIPANT
                                                 FUND A       FUND B      FUND C      FUND D      FUND E       LOANS       TOTAL
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Net investment income:
  Dividends                                    $ 1,516,296  $1,029,169  $   59,952  $  126,159  $        -  $        -  $ 2,731,576
  Interest                                           4,394         760         338          50      77,724     152,531      235,797
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
                                                 1,520,690   1,029,929      60,290     126,209      77,724     152,531    2,967,373
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Realized gain (loss) on investments:
  Aggregate cost (at average cost)               7,796,937   2,513,178     965,201     742,948   1,304,573   1,013,070   14,335,907
  Aggregate proceeds                             7,924,094   2,536,727     965,201     748,072   1,304,573   1,013,070   14,491,737
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
    Net gain (loss)                                127,157      23,549           -       5,124           -           -      155,830
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Unrealized appreciation (depreciation)
  of investments:
  Beginning of year                             (2,229,089)    763,570           -      33,884           -           -   (1,431,635)
  End of year                                    2,004,604     757,814           -      20,994           -           -    2,783,412
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
    Increase (decrease) during year              4,233,693      (5,756)          -     (12,890)          -           -    4,215,047
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Contributions:
  Southwest Gas Corporation                      1,845,281           -           -           -       5,550           -    1,850,831
  Participants                                   2,767,949   1,540,281     290,292     369,081     272,456           -    5,240,059
                                               -----------  ----------  ----------  ----------  ----------  ----------   ----------
                                                 4,613,230   1,540,281     290,292     369,081     278,006           -    7,090,890
                                               -----------  ----------  ----------  ----------  ----------  ----------   ----------
Distributions to participants
  and beneficiaries (Note 5)                    (2,286,311)   (264,431)   (368,098)    (93,054)   (166,593)          -   (3,178,487)
Transfers between funds                           (846,843)    409,770      75,521     (54,692)    (71,764)    488,008            -
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Net increase (decrease) in Plan equity           7,361,616   2,733,342      58,005     339,778     117,373     640,539   11,250,653
Plan equity, beginning of year                  27,337,331   6,745,201   2,132,892   1,799,831   1,286,595   1,894,841   41,196,691
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Plan equity, end of year                       $34,698,947  $9,478,543  $2,190,897  $2,139,609  $1,403,968  $2,535,380  $52,447,344
                                               ===========  ==========  ==========  ==========  ==========  ==========  ===========

The accompanying notes are an integral part of this statement.
<PAGE 8>

                                                    SOUTHWEST GAS CORPORATION
                                                    EMPLOYEES' INVESTMENT PLAN
                                          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                   YEAR ENDED DECEMBER 31, 1992
                                                                                                            PARTICIPANT
                                                 FUND A       FUND B      FUND C      FUND D      FUND E       LOANS       TOTAL
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Net investment income:
  Dividends                                    $ 1,277,426  $  299,102  $   62,089  $  125,252  $      380  $        -  $ 1,764,249
  Interest                                           7,035         763       5,301      10,046      65,044     200,898      289,087
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
                                                 1,284,461     299,865      67,390     135,298      65,424     200,898    2,053,336
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Realized gain (loss) on investments:
  Aggregate cost (at average cost)               7,126,447   2,470,714   1,184,991     729,724     485,413     946,625   12,943,914
  Aggregate proceeds                             7,042,377   2,531,327   1,184,991     734,929     485,413     946,625   12,925,662
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
    Net gain (loss)                                (84,070)     60,613           -       5,205           -           -      (18,252)
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Unrealized appreciation (depreciation)
  of investments:
  Beginning of year                             (8,006,580)  1,349,368           -      41,998           -           -   (6,615,214)
  End of year                                   (2,229,089)    763,570           -      33,884           -           -   (1,431,635)
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
    Increase (decrease) during year              5,777,491    (585,798)          -     (8,114)           -           -    5,183,579
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Contributions:
  Southwest Gas Corporation                      1,675,153           -           -           -       3,441           -    1,678,594
  Participants                                   2,315,246   1,241,744     336,572     346,053     316,836           -    4,556,451
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
                                                 3,990,399   1,241,744     336,572     346,053     320,277           -    6,235,045
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Distributions to participants
  and beneficiaries (Note 5)                    (1,718,599)   (192,181)   (122,807)   (186,877)    (68,827)          -   (2,289,291)
Transfers between funds                           (385,202)    (73,467)    262,372     (70,203)     41,545     224,955            -
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Net increase (decrease) in Plan equity           8,864,480     750,776     543,527     221,362     358,419     425,853   11,164,417
Plan equity, beginning of year                  18,472,851   5,994,425   1,589,365   1,578,469     928,176   1,468,988   30,032,274
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Plan equity, end of year                       $27,337,331  $6,745,201  $2,132,892  $1,799,831  $1,286,595  $1,894,841  $41,196,691
                                               ===========  ==========  ==========  ==========  ==========  ==========  ===========

The accompanying notes are an integral part of this statement.
<PAGE 9>

                                                    SOUTHWEST GAS CORPORATION
                                                    EMPLOYEES' INVESTMENT PLAN
                                          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                   YEAR ENDED DECEMBER 31, 1991

                                                                                                            PARTICIPANT
                                                 FUND A       FUND B      FUND C      FUND D      FUND E       LOANS       TOTAL
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Net investment income:
  Dividends                                    $ 1,531,569  $  324,246  $   84,225  $  107,330  $      390  $        -  $ 2,047,760
  Interest                                          11,981       4,434       1,915       1,584      55,434     167,141      242,489
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
                                                 1,543,550     328,680      86,140     108,914      55,824     167,141    2,290,249
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Realized gain (loss) on investments:
  Aggregate cost (at average cost)               4,115,155   1,857,681     955,681     483,086     485,413     920,644    8,817,660
  Aggregate proceeds                             4,115,765   1,971,685     955,681     481,738     485,413     920,644    8,930,926
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
    Net gain (loss)                                    610     114,004           -      (1,348)          -           -      113,266
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Unrealized appreciation (depreciation)
  of investments:
  Beginning of year                             (4,121,303)    413,756           -     (21,501)          -           -   (3,729,048)
  End of year                                   (8,006,580)  1,349,368           -      41,998           -           -   (6,615,214)
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
    Increase (decrease) during year             (3,885,277)    935,612           -      63,499           -           -   (2,886,166)
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Contributions:
Southwest Gas Corporation                        1,571,485           -           -           -           -           -    1,571,485
  Participants                                   2,168,141     894,439     300,526     239,734     221,062           -    3,823,902
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
                                                 3,739,626     894,439     300,526     239,734     221,062           -    5,395,387
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Distributions to participants
  and beneficiaries (Note 5)                    (1,352,982)   (404,214)   (130,785)   (135,243)    (15,821)          -   (2,039,045)
Transfers between funds                            424,295    (150,769)   (265,388)     87,685      31,604    (127,427)           -
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Net increase (decrease) in Plan equity             469,822   1,717,752      (9,507)    363,241     292,669      39,714    2,873,691
Plan equity, beginning of year                  18,003,029   4,276,673   1,598,872   1,215,228     635,507   1,429,274   27,158,583
                                               -----------  ----------  ----------  ----------  ----------  ----------  -----------
Plan equity, end of year                       $18,472,851  $5,994,425  $1,589,365  $1,578,469  $  928,176  $1,468,988  $30,032,274
                                               ===========  ==========  ==========  ==========  ==========  ==========  ===========

The accompanying notes are an intregral part of this statement.

                          SOUTHWEST GAS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1993

(1) DESCRIPTION OF PLAN

The following description of the Southwest Gas Corporation Employees' Investment Plan (the Plan), as amended, provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   GENERAL

   The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   CONTRIBUTIONS

   Participants may contribute from two percent to sixteen percent of their annual wages before bonuses and overtime. However, contributions may not exceed amounts promulgated in Internal Revenue Code Section 402(g). The Company contributes to the Plan an amount equal to 50 percent of a participant's contribution, not to exceed three percent of a participant's annual compensation before bonuses and overtime.

   The Company contributions are invested in Fund A. An employee, after reaching the age of 50, may elect to have Company contributions invested in Fund E.

   VESTING

   Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Company and in the earnings thereon is determined based on years of continuous service as follows:


           YEARS OF SERVICE AT            VESTED
           DATE OF TERMINATION          PERCENTAGE
           -------------------          ----------

           One but less than two            20
           Two but less than three          40
           Three but less than four         60
           Four but less than five          80
           Five and over                   100


     In the event of death, retirement or total disability of a participant, Company contributions become fully vested irrespective of the years of service at the date of termination.

                          SOUTHWEST GAS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1993


     PAYMENT OF BENEFITS

     If a participant terminates his employment with the Company as a result of retirement, death or permanent and total disability, such a participant will be entitled to receive an amount equal to the value of his account at the end of the calendar quarter immediately following termination of employment. Distributions from Fund A will be made in the Company's common stock plus cash in lieu of fractional shares. A participant may apply to the Plan Committee to request a single lump sum payment in cash of the value of the Company's common stock otherwise distributable to the participant. Distributions from other funds will be made in a single lump sum cash payment.

     Distributions under the Plan will begin as soon as practicable, but not later than sixty days following the end of the Plan year in which the participant attains age 65 or terminates employment, if later. No distribution in excess of $3,500 will be made to employees who have not reached age 65 at the time of termination of employment without the participants consent. A participant who is terminated and does not take distribution of his account balances will have his account balances transferred to and held in Fund C and will continue to receive his share of investment income on all vested portions of his accounts until he reaches age 65 or elects to receive distributions from the Plan.

     A participant may in certain circumstances elect to defer receipt of his distribution to a date not later than the end of the taxable year in which the participant attains age 70-1/2. Any participant who delays receipt of his distributions after reaching age 65 will have his account balances transferred to and held in Fund C. All distributions to beneficiaries of a participant must be made within five years after the participant's death.

     PLAN EXPENSES

     All Plan expenses were paid by the Company for each of the three years in the period ended December 31, 1993.


     PLAN ADMINISTRATION

     Bank of America acts as the trustee and the Company is the administrator for all activities of the Plan.


(2) VALUATION OF INVESTMENTS

All investments of the Plan are stated at quoted market value as of the date of the statement.

                          SOUTHWEST GAS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1993

(3) FUND DESCRIPTIONS

A description of the Plan funds is as follows:

     FUND A - COMMON STOCK
     Contributions are invested in Southwest Gas Corporation common stock.

     FUND B - MUTUAL FUND
     Contributions are invested in Twentieth Century Investors, Inc. Select Investors, a mutual fund with a diversified portfolio of stocks.

     FUND C - MONEY MARKET FUND
     Contributions are invested in short-term fixed income securities.

     FUND D - FIXED INCOME FUND
     Contributions are invested in long-term government-backed securities.

     FUND E - WINDOW GUARANTEED RETURN CONTRACT
     Contributions are invested in a three-year guaranteed insurance contract.

     PARTICIPANT LOANS
     These funds are the result of loans to participants in the Plan (see
     Note 4).

Participants' contributions can be divided among the five investment options in increments of 25 percent. The number of employees participating in each fund as of December 31, 1993, 1992, and 1991 is as follows:

                 FUND A      FUND B      FUND C      FUND D      FUND E
                 ------      ------      ------      ------      ------
     1993         1,991       1,175         500         456         272
     1992         1,922       1,041         514         451         239
     1991         1,881         929         465         384         130


The total number of employees eligible to participate and the number participating in the Plan at December 31, 1993, 1992 and 1991 are as follows:

                       ELIGIBLE          PARTICIPATING
                       --------          -------------
     1993                2,314               1,991
     1992                2,285               1,922
     1991                2,139               1,881


(4) PARTICIPANT LOANS

The Plan provides that participants may borrow against the balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through the liquidation of participants' investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus two percent.

                          SOUTHWEST GAS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1993

(5) DISTRIBUTIONS AND FORFEITURES

Balances in the accounts of employees participating in Fund A who withdrew from the Plan, and the amounts disbursed or to be disbursed (see Note 6) to such employees in settlement thereof during each of the three years in the period ended December 31, 1993 were as follows:

          1993                                 COST               MARKET
                                           -------------       ------------
Balance in employees' accounts before
  withdrawals                              $  2,206,252        $  2,632,985

Cash and securities disbursed in
  settlement thereof                         (2,198,583)         (2,619,987)
                                           ------------        ------------
Balance forfeited (nonvested portion)      $      7,669        $     12,998
                                           ============        ============

          1992

Balance in employees' accounts before
  withdrawals                              $  1,621,135        $  1,519,560

Cash and securities disbursed in
  settlement thereof                         (1,613,305)         (1,510,716)
                                           ------------        ------------
Balance forfeited (nonvested portion)      $      7,830        $      8,844
                                           ============        ============

          1991

Balance in employees' accounts before
  withdrawals                              $  1,418,726        $  1,122,119

Cash and securities disbursed in
  settlement thereof                         (1,412,915)         (1,117,181)
                                           ------------        ------------
Balance forfeited (nonvested portion)      $      5,811        $      4,938
                                           ============        ============


Cost of securities disbursed is determined using the average value of shares purchased allocated to a participant's account. The market value of the nonvested portion of a withdrawing employee's account is reallocated to the remaining participants in the Plan.

                          SOUTHWEST GAS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1993

(6) PLAN EQUITY

Plan equity at December 31, 1993, 1992 and 1991 includes withdrawing participants' accounts with aggregate market values of $823,196, $557,556 and $291,914, respectively. These amounts became payable subsequent to year end.

At December 31, 1993, the Trustee held for the Plan the following:

                        FUND A      FUND B      FUND C      FUND D      FUND E
                      ----------  ----------  ----------  ----------  ----------

Shares or units held
  by Trustee           2,157,067     238,573   2,179,766     211,971   1,393,856
                      ==========  ==========  ==========  ==========  ==========

Market value per
  unit                $    16.00  $    39.46  $     1.00  $    10.03  $     1.00
                      ==========  ==========  ==========  ==========  ==========

Average unrealized
  market appreciation
  (depreciation)
  per unit            $     0.93  $     3.18  $       --  $     0.10  $       --
                      ==========  ==========  ==========  ==========  ==========

The average unrealized market appreciation (depreciation) per unit is not necessarily the same as the unrealized market appreciation (depreciation) per unit of a particular participant. Each participant's average unrealized market appreciation (depreciation) per unit at December 31, 1993, can be determined as the difference between the average cost of all units purchased for the participant's account and the market value per unit at such date.


(7) PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination, partial termination or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.


(8) FEDERAL INCOME TAXES

The Company has received a favorable determination letter from the Internal Revenue Service stating that the Plan, amended and restated effective January 1, 1989, qualifies for deferred tax treatment of contributions under Section 401(k) of the Internal Revenue Code. Certain amendments have subsequently been made to the Plan, and it is the Plan Committee's opinion that the Plan, as amended and as currently operating, is tax exempt and in compliance with all applicable provisions of the Internal Revenue Code.

                                                                      SCHEDULE I

                          SOUTHWEST GAS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN

                    ITEM 27a-SCHEDULE OF INVESTMENTS HELD
                             AT DECEMBER 31, 1993



                                          Number of                 Fair Market
                                           Shares        Cost          Value
                                         ----------   -----------   -----------
Common Stock
  Southwest Gas Corporation [1]           2,157,067   $32,508,468   $34,513,072

Mutual Fund
  Twentieth Century Investors, Inc.
    Select Investors                        238,573     8,656,296     9,414,110

Money Market Fund
  Paine Webber Money Market Fund          2,179,766     2,179,766     2,179,766

Fixed Income Fund
  Paine Webber GNMA Portfolio Fund          211,971     2,105,079     2,126,073

Window Guaranteed Return Contract
  Hartford Insurance Annuity Contract-91    235,308       235,308       235,308
  Hartford Insurance Annuity Contract-92    639,802       639,802       639,802
  Hartford Insurance Annuity Contract-93    518,746       518,746       518,746

Temporary Cash Investments
  Dreyfus Treasury Cash Management Fund      36,729        36,729        36,729
                                                      -----------   -----------
                                                       46,880,194    49,663,606

Participant Loans                                       2,500,389     2,500,389
                                                      -----------   -----------

                                                      $49,380,583   $52,163,995
                                                      ===========   ===========






[1]  Party in interest

                                                                                                                        SCHEDULE II

                                                   SOUTHWEST GAS CORPORATION
                                                   EMPLOYEES' INVESTMENT PLAN

                                         ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                             FOR THE YEAR ENDED DECEMBER 31, 1993


                                                            Purchases                                 Sales
                                                   --------------------------   ---------------------------------------------------
                                                    Number of                     Number of                   Original
Description                                        Transactions      Cost       Transactions    Proceeds        Cost        Gain
- - ---------------------------------------------      ------------  ------------   ------------  ------------  ------------  ---------
Dreyfus Treasury Cash Management Fund                   287      $ 11,888,921        184      $ 12,180,780  $ 12,180,780  $       0
Southwest Gas Corporation Common Stock [1][2]            27         5,445,136          7         1,122,389     1,004,683    117,706
Twentieth Century Investors, Inc.                        28         3,194,372          3           145,900       122,351     23,549











[1]  Party in interest

[2] The Southwest Gas Corporation Common Stock shares which are distributed to terminated or withdrawing participants are not included in this schedule, however a realized gain is recognized on the statement of income and changes in plan equity.